UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 3, 2021

Commission File Number: 001-35455

SSR MINING INC.

(Translation of registrant’s name into English)

#800 - 7001 E. Belleview Ave.

Denver, Colorado

USA 80237

#800 – 1055 Dunsmuir Street

PO Box 49088, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1G4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐  Form 20-F                ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SSR Mining Inc.
(Registrant)

Date: November 3, 2021	By:	Signed: “Michael J. Sparks”
Michael J. Sparks
	Title:	Executive Vice President and Chief Legal & Administrative Officer

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2021 and 2020
99.2	Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2021
99.3	Form 52-109F2 - Certification of Interim Filings - Full Certificate - CEO
99.4	Form 52-109F2 - Certification of Interim Filings - Full Certificate - CFO
99.5	News Release Dated November 3, 2021